July 3, 2025

Robert Ball
Chief Executive Officer
Shoulder Innovations, Inc.
1535 Steele Avenue SW, Suite B
Grand Rapids, MI 49507

       Re: Shoulder Innovations, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 18, 2025
           CIK No. 0001699350
Dear Robert Ball:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Reverse Stock Split, page 13

1. As a reminder, please note the guidance in SAB 4:C and SAB 4:D regarding your impending stock split.
 July 3, 2025
Page 2
Critical Accounting Policies and Estimates, page 98

2. We have read your response to prior comment 4. Given the materiality of your inventory balance, please expand your disclosure to quantify the extent to which the asset account includes products for which there were no material sales during the most recent period. Reconcile this data with your conclusion that your March 31, 2025 inventory reserve is adequate. Your existing disclosure acknowledges the existence of aged inventory but does not provide any context enabling a reader to gauge their significance relative to the corresponding reserves. The risk factor on page 20 appears relevant in this regard. See Item 303(b)(3) of Regulation S-K. Statements of Operations, page F-4

3. We have read your response to prior comment 7. We understand from your disclosure on page F-24 that you have chosen to exclude depreciation and amortization expense from your cost of goods sold account balances on pages F-4 and F-16. Consequently, it appears that the guidance in SAB 11:B is applicable. It is not clear whether the absence of parenthetical disclosures, or the existing presentation of gross profit, are appropriate. Further, it appears that your discussion of COGS in MD&A should include a prominent clarification that your reported cost of goods sold balances do not include depreciation and amortization expense. The guidance in Item 10(e)(1) of
       Regulation S-K may also be applicable. Please revise accordingly or explain.

       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ross McAloon, Esq.